UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Endwave Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29264A206

(CUSIP Number)

Edward F. Glassmeyer

Oak Management Corporation

One Gorham Island

Westport, CT  06880

(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, CT 06901

(203) 325-5000

April 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners XI, Limited Partnership 20-1319065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,900,000

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 3,900,000

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.55%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates XI, LLC 20-1319921

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,900,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.55%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,900,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.55%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,900,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.55%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,900,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.55%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,900,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.55%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,900,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.55%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,900,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.55%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,900,000

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.55%

14.	Type of Reporting Person (See Instructions) IN

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Endwave Corporation, a Delaware corporation (the “Company”).  This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Common Stock of the Company.  The principal executive offices of the Company are located at 776 Palomar Avenue, Sunnyvale, California 94085.

Item 2.	Identity and Background

(a)           This statement is filed by Oak Investment Partners XI, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners XI”), Oak Associates XI, LLC, a Delaware limited liability company (“Oak Associates XI”), Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod (collectively with Messrs. Carano, Gallagher, Glassmeyer, Harman and Ms. Lamont, the “Partners”).

Oak Investment Partners XI, Oak Associates XI and Oak Management are collectively referred to as the “Oak Entities”.  The Oak Entities and the Partners are collectively referred to as the “Reporting Persons” in this Schedule 13D.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

The Agreement of Reporting Persons is attached hereto as Exhibit A.

(b)           The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

(c)           The principal business of Oak Investment Partners XI is to assist growth-oriented businesses located primarily in the United States.  The principal business of Oak Associates XI is to act as general partner of Oak Investment Partners XI. The principal business of Oak Management is to act as investment advisor to Oak Investment Partners XI and other venture capital investment funds.  The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

(d)           None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the Oak Entities is organized under the laws of Delaware.  Each of the Partners is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On April 24, 2006, Oak Investment Partners XI entered into a Preferred Stock and Warrant Purchase Agreement with the Company (the “Purchase Agreement”), listed as Exhibit C hereto, in connection with a private placement of securities by the Company.  Pursuant to the Purchase Agreement, Oak Investment Partners XI purchased 300,000 shares (the “Shares”) of Series B convertible preferred stock, par value $0.001 per share, of the Company (“Series B Preferred Stock”) at a per share price of $150.  Each share of Series B Preferred Stock will be initially convertible into 10 shares of Common Stock, subject to certain adjustments as set forth in the certificate of designation filed with the Delaware Secretary of State on April 24, 2006, listed as Exhibit D hereto (the “Certificate of Designation”).  Pursuant to the Purchase Agreement, Oak Investment Partners XI also purchased a warrant (the “Warrant”) granting Oak Investment Partners XI the right to purchase an additional 90,000 shares of Series B Preferred Stock at an exercise price of $150 per share, which shares are convertible initially into 900,000 shares of Common Stock, for an effective exercise price of $15 per common-equivalent share.  The 300,000 shares of Series B Preferred Stock were purchased for $45,000,000 and the Warrant was purchased for $33,750 for an aggregate purchase price of $45,033,750 (furnished from the investment capital of Oak Investment Partners XI contributed by its investors).  No part of the purchase price was borrowed by Oak Investment Partners XI for the purpose of acquiring such securities.

This Item 3 (and the other Items of this Schedule 13D) do not provide a complete description of the Purchase Agreement or the Certificate of Designation and each such description is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and attached hereto or incorporated by reference from the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2006.

Item 4.	Purpose of Transaction

Oak Investment Partners XI holds the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

Pursuant to the Purchase Agreement, Oak Investment Partners XI has agreed not to sell or otherwise transfer the Shares and Warrant until the date that is 18 months from the date of the Closing, with the lock-up period expiring with respect to 25% of such securities on each of October 24, 2007, January 24, 2008, April 24, 2008 and July 24, 2008. Such lock-up restriction will expire earlier upon (i) a Price-Based Automatic Conversion (as defined below) or (ii) upon a Liquidation (as defined below).  Further, Oak Investment Partners XI has agreed not to acquire any more shares of Common Stock, except with the prior consent of the Company, until two years from the date of closing (except pursuant to the Purchase Agreement, the exercise of the Warrant, or conversion of the Series B Preferred Stock).

Subject to the restrictions set forth in the preceding paragraph, and depending on prevailing market, economic and other conditions, Oak Investment Partners XI: (i) may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company, and (ii) intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the

Company, the Company’s business and prospects, other investment and business opportunities available to Oak Investment Partners XI, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

In connection with this transaction, on April 24, 2006, the Company filed a certificate of designation (the “Certificate of Designation”) with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series B Preferred Stock.

As set forth in the Certificate of Designation, the Series B Preferred Stock has the following features:

Voting Rights.  Holders of the Series B Preferred Stock are entitled to vote on matters presented to the holders of Common Stock as if the Series B Preferred Stock were converted into Common Stock on the record date for the vote.

Dividends.  Holders of the Series B Preferred Stock are entitled to participate in dividends declared with respect to the Common Stock as if the Series B Preferred Stock were converted into Common Stock.

Conversion Rights.  Holders of the Series B Preferred Stock may convert their shares into Common Stock at any time at the rate of 10 shares of Common Stock for each share of Series B Preferred Stock (the “Conversion Rate”).  The Conversion Rate shall be appropriately adjusted for dividends of Common Stock or Common Stock equivalents, splits or combinations of the Common Stock and reclassifications, recapitalizations and reorganizations.  The Conversion Rate will not be adjusted for the sale of shares of Common Stock below any specified price.  Beginning two years after the date of closing, the Series B Preferred Stock will automatically convert into Common Stock at the Conversion Rate if the Common Stock trades above $37.50 (as appropriately adjusted for stock splits, combinations, recapitalizations and the like) per share for 30 consecutive business days (a “Price-Based Automatic Conversion”).

Board Appointment Rights.  So long as at least 150,000 shares of Series B Preferred Stock are outstanding, holders of the Series B Preferred Stock, voting separately as a class, are entitled to elect one member of the Company’s board of directors.  The Company has agreed to cooperate with Oak Investment Partners XI to appoint an individual designated by Oak Investment Partners XI to the Company’s board of directors as the initial representative to be elected by the Series B Preferred Stock.  Oak Investment Partners XI has not yet named its designee.

Liquidation.  Holders of the Series B Preferred Stock are entitled to receive upon any Liquidation (as hereinafter defined), prior to and in preference to other classes or series of the Company’s capital stock, the amount initially invested plus all accumulated or accrued and unpaid dividends thereon.  A “Liquidation” is defined as (i) any liquidation, dissolution, or winding-up of the affairs of the Company, or (ii) if approved by the Company’s board of directors and unless, at the Company’s request, the holders of at least a majority of the Series B Preferred Stock then outstanding determine otherwise, (x) a merger, reorganization or consolidation, unless, as a result of such transaction the holders of the Company’s stock immediately preceding such transaction own a majority of the voting securities of the surviving corporation, (y) the sale, transfer or lease of all or substantially all the assets of the Company (or the assets of any of the Company’s subsidiaries, if such assets are all or substantially all of the assets of the Company and its subsidiaries taken together), whether pursuant to a single transaction or a series of related transactions, and (z) any transaction or series of related transactions in which the Company participates or to which it is a party in which fifty percent (50%) or more of the combined voting power of the Company’s securities is acquired by any person, entity or group of related persons or entities.  If, upon a Liquidation, the holders of Series B Preferred Stock would receive a greater amount if the Series B Preferred Stock were converted to Common Stock, then the Series B Preferred Stock shall be automatically converted to Common Stock prior to the effectiveness of such Liquidation.

Registration of Shares of Common Stock for Resale.  The Company has agreed, subject to certain terms and conditions, (i) to file one or more registration statements with the Securities and Exchange Commission covering the resale of the Common Stock to be issued upon conversion of the Series B Preferred Stock, (ii) to use its best efforts to cause such registration statement(s) to be declared effective prior to the expiration of Oak Investment Partners XI’s lock-up obligations and (iii) to use its best efforts to keep such registration statement(s) effective until all shares eligible for registration have been sold.

Restrictive Covenants. So long as at least 150,000 shares of Series B Preferred Stock are outstanding, the consent of the holders of a majority of the shares of Series B Preferred Stock, voting separately as a series, shall be required to:

1.        increase the number of authorized shares of Series B Preferred Stock or adversely change the rights, preferences or privileges of the Series B Preferred Stock or any holder thereof;

2.        create or issue any equity security that is senior to or pari passu with the Series B Preferred Stock with respect to dividend, liquidation preference or conversion rights;

3.        declare any dividend with respect to or redeem or repurchase shares of any equity security that is junior in dividend, liquidation preference, conversion, voting or payment rights to the Series B Preferred Stock (other than repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their services pursuant to agreements providing for the right of said repurchase); or

4.        effect a voluntary liquidation, dissolution or winding up.

The foregoing summary of the Purchase Agreement, the Warrant, the Certificate of Designation, and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Warrant, and the Certificate of Designation, listed as Exhibits C, D, and E hereto, respectively, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

(a) and (b)              The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 11,363,475 shares of Common Stock outstanding as of February 17, 2006, as reported by the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, plus shares issuable upon the conversion of 390,000 shares of Series B Preferred Stock, as described in the following paragraph.

Amounts shown as beneficially owned by each of Oak Associates XI, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include the 3,000,000 shares of Common Stock into which the 300,000 shares of Series B Preferred Stock presently held by Oak Investment Partners XI may be converted and the 900,000 shares of Common Stock into which the 90,000 shares of Series B Preferred Stock issuable upon exercise of the Warrant issued to Oak Investment Partners XI pursuant to the Purchase Agreement may initially be converted.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)           Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Agreement of Reporting Persons, dated May 1, 2006, among the Reporting Persons.

Exhibit B	Power of Attorney

Exhibit C	Preferred Stock and Warrant Purchase Agreement by and between Oak Investment Partners XI and the Company dated April 24, 2006 (filed as Exhibit 4.5 to the Company’s

Form 8-K filed with the Commission on April 26, 2006, and incorporated herein by reference).

Exhibit D	Warrant issued to Oak Investment Partners XI (filed as Exhibit 4.6 to the Company’s Form 8-K filed with the Commission on April 26, 2006, and incorporated herein by reference).

Exhibit E	Certificate of Designation of Series B Preferred Stock (filed as Exhibit 3.5 to the Company’s Form 8-K filed with the Commission on April 26, 2006, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006

Entities:

Oak Investment Partners XI, Limited Partnership

Oak Associates XI, LLC

Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

David B. Walrod

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated May 1, 2006, among the Reporting Persons.

EXHIBIT B	Power of Attorney

EXHIBIT C

Preferred Stock and Warrant Purchase Agreement by and between Oak Investment Partners XI and the Company dated April 24, 2006 (filed as Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on April 26, 2006, and incorporated herein by reference).

EXHIBIT D	Warrant issued to Oak Investment Partners XI (filed as Exhibit 4.6 to the Company’s Form 8-K filed with the Commission on April 24, 2006, and incorporated herein by reference).

EXHIBIT E	Certificate of Designation of Series B Preferred Stock (filed as Exhibit 3.5 to the Company’s Form 8-K filed with the Commission on April 26, 2006, and incorporated herein by reference).